June 20, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D. C. 20549

Re: Globe Life Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-08052

Ladies and Gentlemen,

Please find below our response to the comments on Globe Life Inc.’s Form 10-K for the fiscal year ended December 31, 2023, set forth in your letter dated June 6, 2024. We appreciate the opportunity to provide information in response to your questions.

Below we have listed your comments in bold font and our response following. For items which we are presenting future proposed disclosure, we have highlighted those in italics and underlined font.

Comment:

Business, page 1

1.    Please revise future filings in this section or in MD&A to explain the typical timing of premium payments (e.g., weekly, monthly, annually) and the typical method of payment (auto-draft, check, cash, etc.) for life and health policies. Please provide us your proposed disclosure.

Response:

Globe Life Inc. (the “Company,” “we,” “our,” “us”) premiums are typically paid to us on a monthly basis by auto-bank draft for both our life and health segments. We accept other forms of payment, which comprise a smaller portion of premium payments, such as check, credit card, and worksite payroll deduction,

We propose to include the following disclosure in Management’s Discussion and Analysis (MD&A) Results of Operations as noted in our next Form 10-Q filing.

Approximately 90% of our premiums are collected monthly; however, other premium payment options such as quarterly and annual are offered by the Company and may be elected by the policyholder. The majority of premiums are paid by way of automatic draft or electronic payment from our policyholders and to a lesser extent from other payment methods such as check, credit card and worksite payroll deduction.

Comment:

Legal Proceedings, page 17

2.    Please ensure you describe in future filings any material pending legal proceedings including proceedings contemplated by governmental authorities. Refer to Item 103 of Regulation S-K for guidance.

Response:

We acknowledge the requirements of Item 103 of Regulation S-K. We disclose all pending material legal proceedings, including proceedings contemplated by governmental authorities, in accordance with Item 103 of Regulation S-K and will continue to do so in future filings.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.    Given the material impact on financial results from lapses, please revise future filings to provide additional quantified information regarding lapses for each period presented, discuss/quantify the impact on revenue and other relevant financial metrics and discuss relevant trends. Please provide us your proposed disclosure.

Response:

Lapses are an important element within our business and policy liability valuation as disclosed within our 2023 Form 10-K, notably within the following disclosures:

Risk Factors—Industry Risks (page 11);
Management’s Discussion and Analysis (page 21);
Critical Accounting Policies (page 48); and
Note 1—Significant Accounting Policies and Note 6—Policy Liabilities within the Notes to the Consolidated Financial Statements (page 62 and 96).

As disclosed in our Critical Accounting Policies within Item 7. Management’s Discussion and Analysis in our 2023 Form 10-K, “The Company reviews, and updates as necessary, its cash flow assumptions (mortality, morbidity, and lapses) used to calculate the change in the liability for future policy benefits at least annually. These cash flow assumptions are reviewed at the same time every year, or more frequently, if suggested by experience. If cash flow assumptions are changed, the net premium ratio is recalculated from the original issue date, or the Transition Date, using actual experience and projected future cash flows. As cash flow assumptions are changed, the liability for future policy benefits is adjusted with changes recognized in policyholder benefits on the Consolidated Statements of Operations.”

There are two components of remeasurement gain (loss): (1) Experience - remeasurement gain (loss) resulting from the effect of actual variances from expected experience and (2) Assumption Unlocking - remeasurement gain (loss) resulting from the effect of changes in cash flow assumptions on future cash flows. We record the remeasurement gain (loss) resulting from the effect of actual variances from expected experience on a quarterly basis. The effect of changes in assumptions on future cash flows is recorded at least annually, as described above and results from updates to mortality, morbidity, and lapse assumptions. Disclosed in Note 6—Policy Liabilities within the Notes to the Consolidated Financial Statements on page 103 in our 2023 Form 10-K.

An analysis of the table summarizing the remeasurement gain (loss) disclosed in Note 6—Policy Liabilities within the Notes to the Consolidated Financial Statements on page 103 in our 2023 Form 10-K, demonstrates that our actual experience has not deviated significantly from our expectation with total remeasurement gain (loss) representing (0.21%), 0.18%, and 0.05% of the liability for future policy benefits at current discount rates as of December 31, 2023, 2022, and 2021 respectively. The referenced disclosure is as follows:

The following table includes the total remeasurement gain (loss), bifurcated between the gain or loss due to the difference between actual and expected experience and the difference due to assumption updates, for each of the three years-ended December 31, 2023.

	2023	2022	2021
Life Remeasurement Gain (Loss)—Experience
American Income	$9,430	$1,965	$(2,008)
Direct to Consumer	12,201	(2,243)	(4,782)
Liberty National	5,013	(1,348)	(865)
Other	4,760	1,354	664
	31,404	(272)	(6,991)
Life Remeasurement Gain (Loss)—Assumption Unlocking
American Income	308	(8,707)	(750)
Direct to Consumer	1,763	(25,334)	(2,242)
Liberty National	(1,248)	(7,872)	(733)
Other	(2,836)	(5,241)	(350)
	(2,013)	(47,154)	(4,075)

Total Life Remeasurement Gain (Loss)	$29,391	$(47,426)	$(11,066)

Health Remeasurement Gain (Loss)—Experience
United American	$(134)	$3,502	$(2,343)
Family Heritage	4,638	2,395	594
Liberty National	628	1,406	304
American Income	1,461	(2,545)	199
Direct to Consumer	23	148	16
	6,616	4,906	(1,230)
Health Remeasurement Gain (Loss)—Assumption Unlocking
United American	762	(626)	—
Family Heritage	2,173	6,283	—
Liberty National	2,171	1,463	—
American Income	119	3,615	—
Direct to Consumer	8	(80)	—
	5,233	10,655	—

Total Health Remeasurement Gain (Loss)	$11,849	$15,561	$(1,230)

We include a schedule titled Life Annualized Premium in Force Rollforward and Lapse Rates on our website, in the section Financial Reports and Other Financial Information, Life Premiums Inforce and Lapse Rates, which includes lapse information by division (American Income Life, Direct to Consumer, Liberty National, Other). We have inserted an excerpt of American Income as an example of that information below:

GLOBE LIFE INC.
Life Annualized Premium In Force(1) Rollforward and Lapse Rates
(Unaudited)
(Dollar amounts in thousands)

	March 31, 2024		December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023
	Amount	Lapse Rate	Amount	Lapse Rate	Amount	Lapse Rate	Amount	Lapse Rate	Amount	Lapse Rate
American Income Life Division
Beginning of quarter	$1,654,197		$1,635,206		$1,613,415		$1,580,423		$1,553,003
Net sales	97,195		76,323		81,066		81,940		83,329
Lapses
First year	(25,714)	9.60%	(23,242)	8.71%	(22,229)	8.50%	(20,233)	7.93%	(21,793)	8.92%
Renewal year	(35,186)	2.57%	(36,229)	2.67%	(33,207)	2.48%	(32,381)	2.45%	(32,016)	2.46%
	(60,900)	3.72%	(59,471)	3.67%	(55,436)	3.46%	(52,614)	3.34%	(53,809)	3.48%
Deaths and other(2)	(4,639)		2,139		(3,839)		3,666		(2,100)
End of quarter	1,685,853		1,654,197		1,635,206		1,613,415		1,580,423
(1)    Annualized premium in force is defined as the premium income that would be received over the following twelve months at any given date on all active policies if those policies remain in force throughout the twelve-month period. Annualized premium in force is an indicator of potential growth in premium revenue.
(2)    Include foreign exchange adjustments, source data adjustments, changes in coverage and timing differences.

We would respectfully request to keep this detailed information of lapse rates within the Financial Reports and Other Financial Information on our website as additional information of our business data. While we believe this data is informative, we do not believe it is significant to the understanding of our financial results due to the fact that lapses are a component of the recorded liability for future policy benefits. Deviations in actual experience from our estimated assumptions that are significant are included in the discussion relative to understanding our financial results. We discuss material impacts from our assumptions and any trends that would impact our financial results in Results of Operations within Item 7. Management’s Discussion and Analysis and in Note 6—Policy Liabilities within the Notes to the Consolidated Financial Statements in our 2023 Form 10-K.

We propose to include the following disclosure within our MD&A discussion of results in our next Form 10-Q filing:

If actual mortality, morbidity, and lapse experience equals our expected assumptions used in the development of our liability for future policy benefits, there would be no impact to our financial results. Actual experience can have a material impact on financial results to the extent it significantly deviates from the expected assumptions which are used to develop our estimates of the liability for future policy benefits (LFPB) and amortization of the deferred acquisition cost asset (DAC). For example, deviations in actual versus expected lapses in the early policy years tend to have a larger impact on DAC amortization than LFPB change in reserves. Conversely, deviations in actual versus expected lapses in the later policy years typically have a larger impact on LFPB change in reserves than DAC amortization. This is due to the release of DAC and LFPB where DAC capitalization in earlier years is amortizing over time and the LFPB is increasing over time as the policy stays inforce. Disaggregated rollforwards of our present value of expected future net premiums and our expected future policy benefits are presented within Note 6—Policy Liabilities, which include disclosure of remeasurement gain (loss) for the effect of actual variances from expected experience and the changes in assumptions (mortality, morbidity, and lapses) on future cash flows.

Comment:

4.    We note your discussion on page 26 related to cancellations in the first thirty days after issuance of a policy. Please revise future filings to clarify if cancellations are included in lapses. If not and if material, please revise future filings to disclose cancellations by distribution channel for each period presented and discuss relevant trends. Please provide us your proposed disclosure.

Response:

Cancellations are not included in lapses. Cancellations are associated with a policy cancelled during the underwriting process or free-look period. Cancellations are made at the request of an applicant when an application is withdrawn or exercising a free-look provision or at the discretion of the Company when an applicant does not meet our underwriting criteria. Cancellations are not material to the Company’s consolidated financial statements and as such, we believe no additional disclosures are necessary.

We propose to include the following disclosure within MD&A in the section where we define the three measures we use relative to evaluating premium growth and sales in our next Form 10-Q filing:

Cancellations are not included in lapses.

Comment:

Summary of Operations, page 23

5.    We note your discussion of net sales on page 26. In future filings, please explain why management considers net sales a better indicator of the rate of premium growth as compared to annualized premium issued. Please provide us your proposed disclosure.

Response:

Net sales within the insurance industry is the typical measure used as an indicator of operating performance. Net sales are calculated as annualized premium issued, net of cancellations. In the case of Direct to Consumer, net sales is annualized premium issued after any introductory offer period.

We consider net sales a better indicator of the rate of premium growth due to the exclusion of cancellations which do not contribute to premium revenue.

We propose to include the following disclosure within MD&A in our next Form 10-Q filing:

Net sales are calculated as annualized premium issued, net of cancellations in the first thirty days after issue, except in the case of Direct to Consumer, where net sales is annualized premium issued at the time the first full premium is paid after any introductory offer period has expired. Management considers net sales to be a better indicator of the rate of premium growth than annualized premium issued since annualized premium issued excludes cancellations, and cancellations do not contribute to premium income.

Comment:

6.    In future filings, please revise your discussion of net sales and first-year collected premium on page 25 to more clearly explain why first-year collected premium is significantly less than net sales. Please provide us your proposed disclosure.

Response:

We propose to include the following disclosure within MD&A in our next Form 10-Q filing:

First-year collected premium is defined as the premium collected during the reporting period for all policies in their first policy year. First-year collected premium takes lapses into account in the first year when lapses are more likely to occur, and thus is a useful indicator of how much new premium is expected to be added to premium income in the future. First-year collected premiums are lower than net sales over the prior 12 months because premiums are not collected on lapsed policies after the date of lapse.

Comment:

Direct to Consumer Division, page 26

7.    Please revise future filings to provide relevant information related to the introductory offer period. If material, please revise to clarify the impact of introductory offer periods on revenue recognition in your accounting policy disclosure. Please provide us your proposed disclosure.

Response:

We have two types of introductory offers that we offer to customers. One is a “send no money” where the customer completes an application form; when the application is approved and the first month’s premium is received, the policy is in effect. The second introductory offer is up to one month of coverage for a reduced premium of $1. We record revenue at the time the premium is due, and the policy is issued in both types of introductory offers. The impact of the introductory offer period is not material to the Company’s consolidated financial statements.

We propose to include the following disclosure within MD&A in our next Form 10-Q filing:

Net sales are calculated as annualized premium issued, net of cancellations in the first thirty days after issue, except in the case of Direct to Consumer, where net sales is annualized premium issued at the time the first full premium is paid after any introductory offer period (typically 1 month) has expired. Management considers net sales to be a better indicator of the rate of premium growth than annualized premium issued since annualized premium issued excludes cancellations, and cancellations do not contribute to premium income.

Comment:

Critical Accounting Policies—Future Policy Benefits, page 48

8.    Please explain to us why changes to cash flow assumptions (e.g., Mortality, Morbidity, Lapses) impact OCI, including a discussion of any relevant accounting guidance considered. Please also revise future filings as needed to clarify why changes to cash flow assumptions impact OCI.

Response:

In accordance with ASC 944-40-35-6A(b), the difference between the updated carrying amount of the liability for future policy benefits (that is the present value of future benefits and expenses less the present value of future net premiums based upon updated cash flow assumptions) measured using the updated discount rate assumption and the original discount rate assumption shall be recognized directly to Other Comprehensive Income (OCI).

When updating the cash flow assumptions (mortality, morbidity, and lapses), the effect of changes in cash flow assumptions is recorded prior to the effect of the changes in discount rates for the current period as shown in the implementation guidance example in ASC 944-40-55-29E. Therefore, any changes in cash flow assumptions are recorded at the original contract issue date discount rate and create an OCI impact when adjusting for current discount rates. As such, we show in the table below the sensitivity impact to net income and the component pieces including both future policy benefits and OCI.

We propose to include footnote “(1)” to the OCI header included in the existing disclosure of sensitivities within Critical Accounting Policies, Future Policy Benefits in our next Form 10-K filing:

	At December 31, 2023 (Dollar amounts in thousands)
Assumptions	Sensitivity	Future Policy Benefits	OCI(1)	Net Income
Mortality	1% increase	$29,373	$1,462	$(30,835)
Mortality	1% decrease	$(29,221)	$(1,474)	$30,695

Morbidity	5% increase	$49,014	$4,650	$(53,664)
Morbidity	5% decrease	$(38,006)	$(4,671)	$42,677

Lapses	10% increase	$(99,618)	$35,233	$64,385
Lapses	10% decrease	$110,271	$(43,196)	$(67,075)
(1)Represents the associated impact to OCI from updating the net premium ratio based upon the cash flow assumptions and the remeasurement of the liability for future policy benefits using the current discount rate.

Comment:

Notes to Consolidated Financial Statements, page 62

9.    Please revise future filings to disclose quantitative detail of the costs presented in the “Commission, premium taxes, and non-deferred acquisition cost” line item for each period presented. Please provide us your proposed disclosure.

Response:

The breakout of these costs is noted in the table below:

	2023	2022	2021
Commissions	$295,877	$285,477	$258,685
Premium taxes	91,021	86,278	83,102
Non-deferred acquisition costs	172,269	134,267	113,463
Total commissions, premium taxes, and non-deferred acquisition costs	$559,167	$506,022	$455,250

We propose to include the following disclosure in Note 1—Significant Accounting Policies within the Notes to the Consolidated Financial Statements in our next Form 10-K filing:

We will add a tabular disclosure with descriptions within Note 1—Significant Accounting Policies in our next Form 10-K filing.

“Commission, premium taxes, and non-deferred acquisition costs”
Commissions represent commission-related amounts that are not deferred. Premium taxes are taxes incurred on premiums earned within a state jurisdiction. Non-deferred acquisition costs relate to expenses incurred in the selling or issuing of business which are non-deferrable.

	2024	2023	2022
Commissions	$ XXXX	$295,877	$285,477
Premium taxes	XXXX	91,021	86,278
Non-deferred acquisition costs	XXXX	172,269	134,267
Total commissions, premium taxes, and non-deferred acquisition costs	$ XXXX	$559,167	$506,022

Comment:

Other Receivables, page 67

10.    Please revise future filings here, in the business section and/or MD&A to clearly describe the key terms and the structure of agent commissions. Also, discuss the key accounting policies and how agent commissions impact financial results. Specifically discuss the following:
•how commissions are calculated (e.g., based on annualized premium, based on expected lifetime premiums, etc.);
•the difference in commissions for new policies and renewed policies;
•when an agent is contractually due a commission (e.g., when a policy is sold, after a certain number of payment, etc.);
•the timing of when commissions are actually paid;
•the frequency of advancing a commission before it is contractually due;
•the distribution channels in which commissions are typically deferred and the reasons why certain commissions are not deferred;
•by distribution channel if materially different, the estimated percentage of commission that are deferred and the percentage that are expenses; and
•explain to us how you account for an advanced commission over time, including the accounting at the initial payment and how you determine when the commission is deferred as DAC or expensed.

Please provide your proposed disclosure.

Response:

•how commissions are calculated (e.g., based on annualized premium, based on expected lifetime premiums, etc.);
◦Commissions are calculated on a policy-by-policy basis by applying commission rates multiplied by the annual premium stated on the policyholder contract.
•the difference in commissions for new policies and renewed policies;
◦Commission rates vary based on product type and by policy year. Commission rates are higher for the first-year premium when a policy is issued and commission rates are reduced for policies that remain in effect for renewal periods (e.g., commission rates may reduce in year 2-10 and again in year 11 and after).
•when an agent is contractually due a commission (e.g., when a policy is sold, after a certain number of payment, etc.);
◦Independently contracted agents (“agents”) earn commissions evenly over the contract period, which generally coincides with the receipt of premium.
•the timing of when commissions are actually paid;
◦Contractual terms with agents vary, but generally a portion of the first year commissions are paid at the time an application is submitted by agents and processed by the Company assuming it qualifies under our normal guidelines, with the remainder paid over the course of the first year.
◦Commission payments are generally processed and paid on a weekly basis.
◦The amount of commission payments remitted to agents is dependent upon policy sales associated with an agent, which includes commission advances for new business (payments before a commission is earned), renewal commissions for policies that remain in force, and reversals of commissions advanced for policies that lapse prior to the agent earning commissions (a chargeback).
◦If a submitted application does not get issued, or it cancels or lapses, any unearned advanced commission is charged back to the agent.

•the frequency of advancing a commission before it is contractually due;
◦The Company may advance commissions to agents who qualify based upon the evaluation of submitted applications and the quality of business written. We generally advance commissions to agents on a weekly basis.
•the distribution channels in which commissions are typically deferred and the reasons why certain commissions are not deferred;
◦Excluding our Direct to Consumer division which does not pay commissions, we pay and defer commission in each of our distributions as indicated in the table below. Commissions paid to agents are incremental direct costs of acquiring polices that would not have been incurred had the polices not been issued. Substantially all non-level commissions paid to agents are deferred when the commission expense is incurred, in accordance with ASC 944 30-55-1.
•by distribution channel if materially different, the estimated percentage of commission that are deferred and the percentage that are expenses; and
◦The commission structures vary by distribution channel and product type.

The percentage of commission that is deferred or expensed is as follows:

	2023
	% Deferred(1)	% Expensed
Life
American Income	82%	18%
Liberty National	77%	23%
Other	38%	62%
Total life	79%	21%

Health
United American	1%	99%
Family Heritage	56%	44%
Liberty National	67%	33%
American Income	52%	48%
Total health	35%	65%
(1)    Our independent exclusive agent channels such as American Income, Family Heritage, and Liberty National have higher deferral rates than our United American health division which issues primarily Medicare Supplement policies for which a level commission is paid to agents and is not deferrable. The Direct to Consumer division does not pay commissions.

•explain to us how you account for an advanced commission over time, including the accounting at the initial payment and how you determine when the commission is deferred as DAC or expensed.
◦When advanced commissions are initially paid:
▪When commissions are initially paid and advanced to the agent, the Company reduces cash for the amount of the payment and recognizes an “Agent debit balance” which is classified within “Other receivables” in the Company’s consolidated financial statements.
◦When commissions are earned and incurred:
▪Premium is recognized evenly over the contract period and when due from the policyholder. Commission expense is incurred when the policyholder pays the premium. As the commission expense is incurred over time, the agent debit balance is reduced by the amount of commission expense and the portion of commission expense related to non-level commissions is deferred and recorded as “Deferred acquisition costs.” The portion of level commissions, those that vary in a constant relationship to premiums or are incurred at a level amount, is recognized as an expense within “Commissions, premium taxes, and non-deferred acquisition costs.”

We propose to include the following disclosure in Item 7. MD&A in our next Form 10-K filing:

Excluding our Direct to Consumer division, we sell our policies primarily through independently contracted agents (“agents”) who earn commissions in accordance with contracts they have with the respective insurance subsidiary of the Company. These contract arrangements with agents cover commission structures and rates, contract periods, and credit terms for settlement of agent advance accounts, vesting rights in future renewal commissions upon termination of contracts and responsibility for premium collections. Contract terms with agents vary, but generally commissions are earned over the life of the policy as premiums are paid. Commissions are calculated on a policy-by-policy basis and vary by product type and policy year. Commission rates are higher for the first-year premium when a policy is issued and are generally reduced for policies that remain in effect for renewal periods (e.g., commission rates may reduce in years 2-10 and again in year 11 and after). The portion of commissions that are ultimately paid are considered level commissions.

Generally, commissions are paid to an agent when due over the life of a policy as premiums are paid. However, some agents may qualify to have their commissions (primarily first-year commissions) paid in advance of when the commissions are earned. This creates an agent debit balance which is classified within “Other receivables” in the consolidated financial statements. If an agent has an agent debit balance with the company, commissions earned by that agent are generally first applied to reduce the amounts owed the company. Any excess will be paid to the agent in cash.

Commissions are earned by the agent over the contract period as long as premium is paid by the policyholder and the policy stays in force. As the commissions are earned by the agent and commission expense is incurred by the Company the agent debit balance is reduced. The portion of commission expense incurred related to non-level commissions is deferred and recorded as “Deferred acquisition cost”. The portion of level commission is recognized as an expense within “Commissions, premium taxes, and non-deferred acquisition costs”.

Comment:

Effect if New Accounting Standards on Previously Reported Results—ASU 2018-12, page 76

11.    We note your disclosure in the December 31, 2022 Form 10-K that for businesses with deferrals of renewal commission, as is the case with your captive agency channels, the expected amortization rate of DAC as a percentage of premium will no longer be level but will increase over the period of time during which commissions are deferred and that this will result in lower annual amortization of DAC. Please provide to us a simplified example that details the deferral and amortization of DAC before and after the adoption of ASC 2018-12 that clearly illustrates the decrease in annual amortization of DAC. Please reference the relevant accounting guidance that supports your new policies.

Response:

Prior to the adoption of ASU 2018-12, the amortization rate calculation included future anticipated renewal commissions. Upon adoption of ASU 2018-12, we no longer include future renewal commissions when calculating the amortization rate, in accordance with ASC 944-30-30-2 and ASC 944-30-35-3C. The following simplified examples illustrate the impact on deferral of commissions and amortization of deferred acquisition costs before and after the adoption of ASU 2018-12 as codified in ASC 944-30-35-3C and ASC 944-40-30-2.

As shown below, amortization is lower in earlier periods after adoption of the standard, given that future deferrable costs are not included in the amortization rate before the incurrence and capitalization of these costs. Amortization increases over the period of time (years 2-3 in the illustrative example) during which additional commissions are deferred.

Illustration Example

Comment:

12.    Please explain to us why “Commission, premium taxes, and non-deferred acquisition costs” increased significantly during 2021 and 2022 after adoption of ASU 2018-12. To the extent needed, please provide a simplified example to illustrate the change in amounts recognized before and after adoption.

Response:

The impact from the adoption of ASU 2018-12 on “Commission, premium taxes, and non-deferred acquisition costs” was $131.6 million and $123.7 million for 2022 and 2021, respectively. Prior to the adoption of ASU 2018-12, deferred commissions included renewal commissions that are level. Level commissions are those that vary in a constant relationship to premiums or insurance in force, are recurring in nature, or tend to be incurred in a level amount from period to period.
Upon adoption of ASU 2018-12, and in accordance with ASC 944-30-25-4, we no longer defer future renewal commissions that are level. The level portion of commissions are treated as maintenance and other period costs and are expensed in the period incurred.

Comment:

Note 6—Policy Liabilities, page 96

13.    Please revise your rollforward of the present value of expected future policy benefits for each period presented to separately present lapses and any other material derecognition item that does not represent a cash benefit payment. Please provide us your proposed disclosure.

Response:

As noted above in response to comment 3, we have included disclosure within Note 6—Policy Liabilities within the Notes to the Consolidated Financial Statements (page 103 in our 2023 Form 10-K) of the remeasurement gain (loss) by segment and distribution to provide information regarding the magnitude of impacts to the liability for future policy benefits as a result of differences between actual and expected experience and the annual assumption updates. We believe this disclosure provides useful information to readers and demonstrates actual experience has not been significantly different when compared to our assumptions and expectations.

Derecognition (lapses or withdrawals) is listed in the FASB’s implementation guidance within ASC 944-40-55-13I(e) as an item that may be included within the rollforwards of the liability for future policy benefits. We have applied this implementation guidance consistent with industry practice and interpretive guidance, which indicates that a derecognition line in the rollforwards required by ASC 944-40-50-6 will be dependent upon the frequency of updates to the net premium ratio for current experience. Since we update the net premium ratio each quarter for current experience and reflect a remeasurement gain (loss) in the rollforward disclosures each quarter, any line for derecognition will reflect $0, or nil.

We have included within Note 1—Significant Accounting Policies within the Notes to the Consolidated Financial Statements (page 69 in our 2023 Form 10-K): “Each quarter, the Company remeasures its liability for future policy benefits using current discount rates with the effect of the change recognized in Other Comprehensive Income, a component of shareholders’ equity. In addition, the Company recognizes a liability remeasurement gain or loss within the Consolidated Statements of Operations using original discount rates, and relating to actual experience under the net premium calculation, as compared to the prior reporting period assumptions.”

Accordingly, we have omitted this line from our rollforward disclosures and respectfully do not plan to make revisions.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed.

Sincerely,

Globe Life Inc.

By:	/s/ Thomas P. Kalmbach
Thomas P. Kalmbach
Executive Vice President and Chief Financial Officer